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CUSIP NO. 86428L-106

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*

                    SUBURBFED FINANCIAL CORP.
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                         (Name of Issuer)

                   COMMON STOCK, $.01 PAR VALUE
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                  (Title of Class of Securities)

                           86428L-106
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                         (CUSIP Number)

              Mr. John Palmer or Mr. Richard Lashley
        One Financial Place, Suite 1021, 440 South LaSalle
                        Chicago, IL  60605
                          (312) 663-3458
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      (Name, Address, Telephone Number of Person Authorized
              to Receive Notices and Communications)

                        March 6, 1998
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                        Page 1 of 8 Pages
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CUSIP NO. 86428L-106                                     PAGE 2 OF 8
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Financial Edge Fund, L.P.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           A [X]
                                                               B [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS

    WC, OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(d) or 2(e)  [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER

    117,454
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED VOTING POWER

    117,454
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9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE DISPOSITIVE POWER

    117,454
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10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED DISPOSITIVE POWER

    117,454
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    117,454
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                        [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
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    9.3%
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14. TYPE OF REPORTING PERSON
    PN
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CUSIP NO. 86428L-106                                       PAGE 3 0F 8
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard J. Lashley
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             A [X]
                                                                 B [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS

    PF, OO, WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(d) or 2(e)  [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER

    4,500
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED VOTING POWER

    0
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9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE DISPOSITIVE POWER

    4,500
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10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED DISPOSITIVE POWER

    0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,500
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                         [X]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.4%
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14. TYPE OF REPORTING PERSON

    IN
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CUSIP NO. 86428L-106                                       PAGE 4 OF 8
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John Palmer
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              A [X]
                                                                  B [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS

    PF, OO, WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(d) or 2(e)  [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER

    2,500
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED VOTING POWER

    0
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9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE DISPOSITIVE POWER

    2,500
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10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED DISPOSITIVE POWER

    0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,500
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%
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14. TYPE OF REPORTING PERSON

    IN
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CUSIP NO. 86428L-106                                          PAGE 5 OF 8

Item 1.  Security and Issuer
----------------------------

    This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of SuburbFed Financial Corp., the Delaware chartered holding company (the "Company") for Suburban Federal Savings bank, a federally chartered savings bank. The Company's principal executive offices are located at 3301 West Vollmer Road, Flossmoor, Illinois 60422.

Item 2.  Identity and Background
--------------------------------

(a) This statement is filed by: the Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge"),the general partner of which is PL Capital, L.L.C., a Delaware limited liability corporation
     ("PL Capital"), with respect to the shares of Common Stock directly owned by it.

     Additionally, this statement is filed by: Mr. John Palmer an individual, with respect to the shares of Common Stock beneficially owned by Mr. Palmer.

     Additionally, this statement is filed by: Mr. Richard Lashley an individual, with respect to the shares of Common Stock beneficially owned by Mr. Lashley.

(b) The business address of Mr. Palmer and Mr. Lashley is One Financial Place, Suite 1021, 440 South LaSalle, Chicago, Illinois 60605.
     The address of the principal business and principal office of PL Capital and Financial Edge is One Financial Place, Suite 1021,
     440 South LaSalle, Chicago, Illinois  60605.

(c) Mr. Palmer and Mr. Lashley serve as the Managing Members of PL Capital, which is the General Partner of Financial Edge. The principal business of Financial Edge is serving as a private investment limited partnership investing in financial institutions.

(d) None of the persons or partnerships referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons or partnerships referred to in Paragraph (a) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Palmer, and Mr. Lashley are United States citizens. Financial Edge is a limited partnership organized under the laws of the State of Delaware. PL Capital is a limited liability corporation organized under the laws of the State of Delaware.
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CUSIP NO. 86428L-106                                           PAGE 6 0F 8

Item 3.  Source and Amount of Funds or Other Consideration
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   The net investment cost (including commissions, if any) of the shares of Common Stock owned directly by Financial Edge is approximately $3.7 million.

  The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Mr. Palmer is approximately $70,000.

  The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Mr. Lashley is approximately $105,000.

  The shares of Common Stock purchased by Financial Edge were purchased with working capital and on margin. The shares of Common Stock purchased by Mr. Palmer and Mr. Lashley were purchased with working capital and on margin.

  Financial Edge's margin transactions are with Bear Stearns Securities Corp., on such firm's usual terms and conditions. Mr. Palmer and Mr. Lashley's margin transactions are with Fidelity Investments and Charles Schwab & Co., Inc., on such firms' usual terms and conditions. All or part of the shares of Common Stock directly owned by Mr. Palmer and Mr. Lashley may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Mr. Palmer and Mr. Lashley. All or part of the shares of Common Stock directly owned by Financial Edge may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Financial Edge. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.
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CUSIP NO. 86428L-106                                         PAGE 7 OF 8

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

   The following information is as of March 6, 1998. The percentage used in Item 5 are calculated based upon the 1,262,749 shares stated by the Company to be issued and outstanding currently pursuant to its Form 10-QSB for the quarter ended September 30, 1997.

(A)  PL Capital

   (a) Aggregate number of shares beneficially owned: 117,454
       Percentage: 9.3%

   (b) 1. Sole power to vote or to direct vote: 117,454
       2. Shared power to vote or to direct vote: 117,454
       3. Sole power to dispose or to direct the disposition: 117,454
       4. Shared power to dispose or to direct disposition: 117,454

   (c) The following transactions have been effect by or on behalf of Financial Edge over the past sixty days:

Date Purchased     No. of Shares     Price     Transaction
--------------     -------------     -----     -----------
1/6/98    (1)          5,000         48.00     Open Market

1/7/98    (1)          3,500         47.50     Open Market

1/9/98    (1)          5,500         47.19     Open Market

1/16/98   (1)          7,500         47.00     Open Market

2/26/98                1,000         48.00     Open Market

2/26/98               10,000         47.50     Open Market

3/6/98                12,000         46.625    Open Market

(1) Transaction previously reported.

  (d) PL Capital, the General Partner of Financial Edge, has the power to direct the affairs of Financial Edge, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, and, in that capacity, direct its operations and thus may be deemed to have shared voting and dispositive power over shares owned by Financial Edge Fund, L.P.

  (e)  Not applicable.
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CUSIP NO. 86428L-106                                           PAGE 8 OF 8

                            SIGNATURES


  After reasonable inquiry and to the best of our knowledge and belief of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

 Dated:  March 11, 1998

FINANCIAL EDGE FUND, L.P.

By:  PL CAPITAL, LLC
     ---------------
     General Partner


By:  /s/ John Palmer
     ---------------
     John Palmer
     Managing Member and as an individual

By:  /s/ Richard Lashley
     -------------------
     Richard Lashley
     Managing Member and as an individual
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